[Letterhead of First South Bancorp, Inc.]

June 15, 2011

VIA EDGAR  AND U.S. MAIL

Mr. Hugh West
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Mail Stop 4720
Washington, DC  20549

Re:	First South Bancorp, Inc., Washington, North Carolina
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 11, 2011
Form 10-Q for the Quarterly Period Ended March 31, 2011
Filed May 9, 2011
File No. 000-22219

Dear Mr. West:

We are writing in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in your letter dated June 3, 2011, regarding the above-referenced filings of First South Bancorp, Inc., Washington, North Carolina (the “Company”) pursuant to the Securities Exchange Act of 1934 (the “Exchange Act”).

For convenience, we have reproduced the comments contained in your letter dated June 3, 2011, below and included our responses following each comment. All capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the filings noted above. Because the Company has no material operations and conducts no business on its own other than owning its subsidiaries, the discussion contained in this letter concerns primarily the business of the Company wholly owned subsidiary, First South Bank. For ease of reading and because the financial statements are presented on a consolidated basis, the Company and First South Bank are collectively referred to herein as the “Company,” “we,” “our,” or “us,” unless otherwise noted.

United States Securities and Exchange Commission
June 15, 2011

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1. Business

Lending Activities

Nonperforming Loans and Other Problem Assets, pages 10–12

1.	We note from the tables presented that you restructure loans. Please tell us and revise your future filings to address the following:

•	Clarify if the restructured loans were troubled debt restructurings (TDRs) and discuss the various loan modification programs you offer;

Response:

The restructured loans identified in the tables included in Exhibit A are troubled debt restructurings (TDRs).

The Company offers a variety of troubled debt restructuring programs on a loan-by-loan basis in which, for economic or legal reasons related to an individual borrower’s financial condition, it grants a concession to the borrower that would not otherwise be considered.  The restructuring of a troubled loan may include, but is not limited to any one or combination of the following:

-	a modification of the loan terms such as a reduction of the contractual interest rate, principal, payment amount or accrued interest;

-	an extension of the maturity date at a stated interest rate lower than the current market rate for a new debt with similar risks;

-	a change in payment type, e.g. from principal and interest, to interest only with all principal and interest due at maturity;

-	a substitution or acceptance of additional collateral; and

-	a substitution or addition of new debtors for the original borrower.

The Company will expand its future filings to include this information.

•	Discuss how you identify loans to be restructured;

United States Securities and Exchange Commission
June 15, 2011

Response:

The Company identifies loans for potential restructuring on a loan-by-loan basis using a variety of sources which may include, but is not limited to any one or combination of the following:

-	being approached or contacted by the borrower to modify loan terms;

-	review of borrower’s financial statements indicates borrower may be experiencing financial difficulties;

-	past due payment reports;

-	loans extending past their stated maturity date; and

-	nonaccrual loan reports.

The Company will expand its future filings to include this discussion.

•	In regards to your performing and nonperforming restructured loans (provided in the tables on pages 10 and 11) clearly identify if the amounts presented are on accrual or nonaccrual status;

Response:

The Company will revise the disclosure tables in future filings for performing and nonperforming restructured loans to clearly identify whether the amounts presented are either on accrual or nonaccrual status.

Attached to this response letter as Exhibit A is a copy of the revised table format to be presented in future filings.  The first table presents disclosure regarding nonperforming assets, including troubled debt restructured loans, accounted for on a nonaccrual basis.  The second table presents disclosure regarding performing troubled debt restructured loans, accounted for on an accrual basis.

•	Tell us if you restructured any loans and immediately placed the loans on accrual basis (quantify the number and amount of loans, if applicable);

Response:

On a loan-by-loan basis, the Company restructures loans that were either on nonaccrual basis prior to restructuring or on accrual basis prior to restructuring.

United States Securities and Exchange Commission
June 15, 2011

If a loan was on nonaccrual basis prior to restructuring, it remains on nonaccrual basis until the borrower has demonstrated a willingness and ability to meet the terms and conditions of the restructuring and to make the restructured loan payments, generally for a period of at least six months.  The Company has not immediately placed any restructured loan on accrual status that were on nonaccrual status prior to restructuring.

The restructured loans identified in the tables listed on Exhibit A represent those restructured loans that were on nonaccrual basis prior to restructuring.  The first table presents disclosure regarding those restructured loans that remain on nonaccrual basis at the dates indicated.  The second table presents disclosure regarding those restructured loans that are performing under the terms and conditions of the restructuring and are on an accrual basis at the dates indicated.

If a restructured loan was on accrual basis prior to restructuring and the Company expects the borrower to perform to the terms and conditions of the loan after restructuring (i.e. the loan was current, on accrual basis, the monthly payment is not significantly larger than the contractual payment before restructuring, and the borrower has the ability to make the restructured loan payments), the loan remains on an accrual basis and placement on nonaccrual is not required.

The Company will expand future filings to include this information.

•
Quantify the types of concessions you have made (e.g. reduction of interest rate, payment extensions, forgiveness of principal, forbearance or other actions) and discuss your success with the different types of concessions (qualitatively and quantitatively);

Response:

The Company’s primary objective in granting concessions to borrowers having financial difficulties is an attempt to protect as much of its investment as possible.  The Company faces significant challenges when working with borrowers who are experiencing diminished operating cash flows, depreciated collateral values, or prolonged sales and rental absorption periods.  While borrowers may experience deterioration in their financial condition, many continue to be creditworthy customers who have the willingness and capacity to repay their debts.  In such cases, the Company finds it mutually beneficial to work constructively together with its borrowers, and that prudent restructurings are often in the best interest of the Company and the borrower.

The Company offers a variety of restructuring concessions for economic or legal reasons related to a borrower’s financial condition that would not otherwise be considered.  The restructuring of a troubled loan may include, but is not limited to any one or combination of the following:

United States Securities and Exchange Commission
June 15, 2011

-	a modification of the loan terms such as a reduction of the contractual interest rate, principal, payment amount or accrued interest;

-	an extension of the maturity date at a stated interest rate lower than the current market rate for a new debt with similar risks;

-	a change in payment type, e.g. from principal and interest, to interest only with all principal and interest due at maturity;

-	a substitution or acceptance of additional collateral; and

-	a substitution or addition of new debtors for the original borrower.

The Company’s restructuring success includes but is not limited to any one or combination of the following:

-	improves the prospects for repayment of principal and interest,

-	reduces the prospects of further write downs and charge-offs,

-	reduces the prospects of potential additional foreclosures,

-	helps borrowers to maintain a creditworthy status, and

-	ultimately will reduce the volume of classified, criticized and/or nonaccrual loans.

The Company’s restructuring success is quantified in the tables listed on Exhibit A. The tables disclose restructured loans that were on nonaccrual basis prior to restructuring. The first table presents disclosure regarding those restructured loans that remain on nonaccrual basis at the dates indicated.  Certain of those loans will be eligible for review by management to determine if they can be restored to accrual status after making payments for a period of at least six months.

The second table presents disclosure regarding those restructured loans that are performing under the terms and conditions of the restructuring and remain on an accrual basis at the dates indicated.

•	Tell us and disclose your policy (in your financial statements) regarding how many payments the borrower needs to make on the restructured loans before you return the loan to accrual status.

United States Securities and Exchange Commission
June 15, 2011

Response:

On an ongoing basis, the Company evaluates restructured loans that have been performing under the terms and conditions of the restructuring.

A restructured loan remains on nonaccrual basis until the borrower has demonstrated a willingness and ability to meet the terms and conditions of the restructuring and to make the restructured loan payments, generally for a period of at least six months, after which the loan is reviewed by management to determine if it can be restored to accrual status.

Future filings will be revised to include the additional disclosure discussed above.

2.
Please expand your table on page 11 (Age Analysis of Past Due Loans and Leases) in future filings to present amounts in a 30–59 day category and include this analysis in the notes to financial statements. Refer to ASC 310-10-55-9.

Response:

The Company will expand the Age Analysis of Past Due Loans and Leases table in future filings to present amounts in a 30–59 day category.  In addition, the expanded age analysis will be included in the notes to the consolidated financial statements.

Attached to this response letter as Exhibit B for reference and information only is a copy of the expanded Age Analysis of Past Due Loans and Leases format to be used in future filings.

3.
Please tell us and revise future filings to disclose whether you have performed any commercial real estate (CRE) or other type of loan workouts whereby an existing loan was restructured into multiple new loans (i.e., A Note/B Note structure). To the extent that you have performed these types of workouts, please provide us with the following information and revise your future filings to disclose the following:

•	Quantify the amount of loans that have been restructured using this type of workout strategy in each period presented;

Response:

During the year ended December 31, 2010, the Company did not restructure any loans using a multiple note structure.  During the quarter ended March 31, 2011, the Company restructured one loan in the amount of $1,235,307 that was secured by real estate lots using a multiple note structure.

United States Securities and Exchange Commission
June 15, 2011

•	Discuss the benefits of this workout strategy, including the impact on interest income and credit classification;

Response:

The benefit of this workout strategy is for the A note to remain a performing asset for which the borrower has the willingness and ability to meet the restructured payment terms and conditions.  In addition, this workout strategy reduces the prospects of further write downs and charge offs, and also reduces the prospects of a potential foreclosure.  Following the restructuring described under the first bullet point, interest income will be reduced by approximately $6,700 per year.  Following this restructuring, the credit classification improved from “substandard” to “pass”.

•
Discuss the general terms of the new loans and how the A note and B note differ; particularly whether the A note is underwritten in accordance with your customary underwriting standards and at current market rates; and

Response:

The loan was restructured on March 24, 2011 under the A Note/B Note structure and was on an accrual basis at the time of the restructure.

Note A:  Principal amount $835,815; first lien position; 4.0% fixed current market interest rate; 18 month term maturing September 24, 2012; payments – interest only through December 2011 and then full principal and interest to maturity; Note A is underwritten in accordance with the Company’s customary underwriting standards and is now on an accrual basis.

Note B:  Principal amount $399,492; second lien position; 2.0% fixed below current market interest rate; 18 month term maturing September 24, 2012; payments – due in full at maturity; Note B is underwritten in accordance with the Company’s customary underwriting standards, except for the below market interest rate and payment terms, and is on a nonaccrual basis.

•	Clarify whether the B note is immediately charged-off upon restructuring.

Response:

Note B was immediately charged-off upon restructuring; however, payment in full is due at maturity as discussed above.

The Company will revise future filings to include this type of disclosure for any existing loans restructured into multiple new loans in future reporting periods.

United States Securities and Exchange Commission
June 15, 2011

Impaired Loans, page 13

4.
We note the presentation of information related to impaired loans on page 13. Also, you present the average recorded investment in impaired loans for only one year in Note 1 – Basis of Presentation and Accounting Policies on page 23. Please expand future filings to include all the disclosures pursuant to ASC 310-10-50-15 for the noted period in the body of the financial statements or in the notes.

Response:

We will expand future filings to include all the disclosures pursuant to ASC 310-10-50-15 for the noted period in the body of the financial statements or in the notes.

Item 8. Financial Statements and Supplementary Data

Exhibit 13

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Operating Results for the Years Ended December 31, 2010 and 2009, page 12

5.
We note the continued deterioration in the credit quality of your loan portfolio as evidenced by the significant increase in nonperforming assets as well as your performing restructured loans over recent periods. For example, your nonperforming loans as of December 31, 2010 ($41.3 million) grew approximately 305% over nonperforming loans as of December 31, 2009 ($11.6 million). During this same time period you increased your allowance by only 39% from $13.5 million at December 31, 2009 to $18.8 million at December 31, 2010. The deterioration appears mostly attributable to your CRE loans (as evidenced by the tables on pages 10 and 11). Tell us and revise your disclosure in future filings to more clearly bridge the gap between the significant changes in your recent credit experience and evidence of changes in your overall credit environment with the increase in your allowance for loan losses. Your response and revised disclosure should be tailored to discuss those significant loan categories (such as CRE loans) that were the main contributors to the aforementioned deterioration. Your discussion should also address (quantitatively and qualitatively) charge-off and transfer to OREO activity and should be linked to information provided elsewhere in your MD&A and financial statements.

United States Securities and Exchange Commission
June 15, 2011

Response:

The Company has implemented a concentration reduction plan for monitoring and establishing target ranges for reducing the commercial real estate (“CRE”) concentration, including various segments of CRE in the commercial loan portfolio.

The Company put a moratorium on acquisition and development loans (A&D loans) in June 2008.  There have been no new A&D loans originated since that time, except for one new loan for phase 2 of an existing project.  That project has performed as anticipated and is expected to fully pay out in 2011.  The Company restricted loans for lots and land beginning in mid-2009, and imposed a full moratorium on these types of loans in the third quarter of 2010.  Because the acquisition, development and construction portfolio (AD&C) was not decreasing at the rate desired through the moratoriums on A&D, lots and land loans, the Company restricted spec construction loans beginning in January 2011.  Currently the Company will not make new spec construction loans, except on lots currently securing debt to the Company.  In addition, beginning in January 2011, the Company imposed a moratorium on new loans for non-owner occupied CRE loans.

Beginning in 2011, the Company will not extend, directly or indirectly, any additional credit to or for the benefit of any borrower who is obligated in any manner to the Company on any extension of credit or portion thereof that has been charged-off or is adversely classified as doubtful or loss, so long as such credit remains uncollected.  In addition, the Company will not make additional advances to any borrower whose loan or line of credit has been adversely classified as substandard without prior approval of a majority of the board of directors.

The following summary data is provided to support the Company’s efforts in reducing its CRE concentrations and providing for the allowance for credit losses:

	March 31, 2011	December 31, 2010
	(Dollars in thousands)
Loans receivable	$607,795	$626,211
Commercial real estate loans (CRE)	$442,655	$457,096
Nonaccrual loans	$40,527	$41,266
Nonaccrual CRE loans	$37,240	$36,786

Allowance for credit losses (ACL)	$19,551	$19,067
ACL/Percentage of loans receivable	3.22%	3.04%
ACL/Percentage of nonaccrual loans	48.24%	46.21%
ACL/Percentage of nonaccrual CRE loans	52.50%	51.83%

CRE loans declined to $442.7 million at March 31, 2011, from $457.1 million at December 31, 2010, while the allowance for credit losses increased to $19.6 million at March 31, 2011, from $19.1 million at December 31, 2010.  The allowance for credit losses as a percentage of loans receivable, nonaccrual loans and CRE loans all increased, supporting the Company’s efforts of mitigating its exposure to potential future credit losses.

United States Securities and Exchange Commission
June 15, 2011

The allowance for credit loss calculation methodology is based on current borrower analysis and loss factors that are indicative of actual historical loss experience over the most recent eight quarters and certain qualitative factors, and contains both general and specific reserves (see Exhibit E under Comment 8 of this letter for additional disclosure information regarding historical loss percentages and qualitative factors).  A specific reserve may be established for certain loans calculated using an estimate of the expected cash flows from the borrower discounted at the loan’s effective interest rate, and for collateral dependent loans for which an impairment analysis has not yet been completed.  For collateral dependent loans when impairment can be reasonably calculated, the Bank will write down the affected loan by the level of that impairment.

The Company has made significant progress in restructuring certain nonaccrual loans into performing troubled debt restructured loans accounted for on an accrual basis (see Exhibit A under the third bullet point of Comment 1 of this letter for related disclosure information).  While those performing restructured loans are on an accrual basis, they are included in the allowance for credit losses calculation based on their risk grade.

For those nonaccrual loans listed above and identified as impaired, they have either been written down to their fair value or a specific reserve has been recorded pending completion of an impairment analysis (see Exhibit F under Comment 9 of this letter for related disclosure information).  For those nonaccrual loans listed above that are not impaired, they are included in the allowance for credit losses calculation based on their risk grade.

In order to quantify loan charge-offs and transfers to OREO activity, Exhibit C links disclosure information to be provided in notes to the financial statements in future filings (see Exhibit H under Comment 15 of this letter for related disclosure information).  Also attached to this comment response as Exhibit D is additional disclosure information, to be included in future filings, on the roll forward of OREO activity, based on additions, sales and valuation adjustments by loan portfolio segment.

Notes to the Consolidated Financial Statements

Note 4 – Loans Receivable, pages 28–29

6.
We note that you have presented many of the disclosures required by ASU 2010-20 outside the financial statements. Please expand future filings to include the disclosures in the body of the financial statements or the notes to the financial statements.

Response:

We will expand future filings to include the disclosures required by ASU 2010-20 in the body of the financial statements or in the notes to the financial statements.

United States Securities and Exchange Commission
June 15, 2011

7.
Please expand your disclosure in future filings to provide a description of the accounting policies and methodology you use to estimate your liability for off-balance sheet credit exposures and related charges for those credit exposures. Identify the factors that influenced management’s judgment and provide a discussion of risk elements relevant to particular categories of financial instruments. Refer to ASC 310-10-50-9.

Response:

We will expand future filings to provide a description of the accounting policies and methodology used to estimate the liability for off-balance sheet credit exposures and related charges. We will identify the factors that influenced management’s judgment and provide a discussion of risk elements relevant to particular categories of financial instruments.

8.
Please expand future filings to provide by portfolio segment a description of the company’s accounting policy and methodology used to estimate the allowance for credit losses pursuant to ASC 310-10-50-11B (a). Your revised disclosures should include the number of quarters or periods used in your historical loss analysis and whether or not there were any changes to the estimates used during the reporting periods. Provide us with your proposed revised disclosures.

Response:

The Company will expand future filings to provide by portfolio segment a description of its accounting policy and methodology used to estimate the allowance for credit losses.  The expanded disclosure will be included in the notes to the consolidated financial statements in future filings.  The proposed disclosures have been revised to include that the Company uses eight (8) quarters of data in its historical loss analysis and to indicate there were no changes in the Company’s accounting policy and methodology used to estimate the allowance for credit losses during the reporting periods.

Attached to this response letter as Exhibit E is the proposed revised disclosure format to be used in future filings.  Additional revised disclosures with respect to the allowance for credit losses are included as exhibits to the Company’s response to Comment 15 of this letter.

9.
We note your disclosure of impaired loans appearing on page 13. Please expand future filings to provide as of the date of each statement of financial position presented the recorded investment in the impaired loans by class of financing receivable for the information pursuant to ASC 310-10-50-15(a)(3) & (4) and 15(c). In this regard, we note that your classes of financing receivables and your portfolio segments appear to be the same. Tell us how you considered paragraphs 310-10-55-16 through 310-10-55-18 and 310-10-55-22 of this guidance when determining that further disaggregation of your portfolio segments was not necessary. Confirm to us, if true, that the classes presented are at the level management uses to assess and monitor the risk and performance of the portfolio.

United States Securities and Exchange Commission
June 15, 2011

Response:

The Company will expand future filings to provide the recorded investment in impaired loans by class of financing receivable, as of the date of each statement of financial position presented.  The expanded disclosure will be included in the notes to the consolidated financial statements in future filings.  The proposed disclosures have been revised to disaggregate our portfolio segments by more clearly defining our classes of financing receivables.  These classes are at the same level for which management assesses and monitors risk and performance within the portfolio.  Management does not believe any further disaggregation is necessary for the mortgage loans and lease receivables portfolio segments.

Attached to this response letter as Exhibit F is the proposed revised disclosure format to be used in future filings.  The following is a list of the Company’s revised portfolio segments and classes of financing receivables:

Portfolio segments:

Mortgage
Commercial
Consumer
Lease Receivables

Classes of financing receivables:

Residential mortgage
Commercial real estate
Commercial construction
Commercial non-real estate
Commercial unsecured
Lease receivables
Consumer real estate
Home equity lines of credit
Consumer non-real estate
Consumer unsecured

10.
With regard to the disclosure specified by ASC 310-10-50-19, please expand future filings to disclose the amount of interest income that represents the change in present value attributable to the passage of time or disclose that you recognize this amount as bad debt expense.

United States Securities and Exchange Commission
June 15, 2011

Response:

We will expand future filings to disclose the amount of interest income that represents the change in present value attributable to the passage of time or disclose the recognition of such amounts as bad debt expense.

Note 18 – Fair Value Hierarchy, page 39

11.
We note you made fair value adjustments of $3.2 million and $2.2 million during 2010 and 2009, respectively, to your OREO. Please tell us what those adjustments represent and revise your future filings accordingly. For example, tell us if it is the result of updated appraisals or the result of management estimates.

Response:

The fair value adjustments to other real estate owned (“OREO”) during 2010 and 2009 were made in order to adjust the carrying values of these properties to their estimated fair market values.  In most cases, the estimated fair market values are derived from an initial appraisal, an updated appraisal or a broker’s price opinion (“BPO”).  In certain instances when a listing agreement is renewed for a lesser amount, management will adjust the recorded estimated fair value of the subject property accordingly.  Additionally, in certain instances when the Company receives an offer to purchase near the end of a quarterly accounting period for less than the current carrying value and the sale does not consummate until the next accounting period, management will adjust the recorded estimated fair value of the subject property accordingly.

The Company will revise its future filings to include this additional disclosure in the Fair Value Hierarchy footnote in the Notes to the Consolidated Financial Statements.

The following additional disclosures with respect to the estimated fair value and valuation adjustments to OREO were also included in the Notes to the Consolidated Financial Statements and in the  Form 10-K for the fiscal year ended December 31, 2010.  These disclosures will also be revised in future filings to include the additional disclosure discussed above.

A.	Notes to the Consolidated Financial Statements; Note 1. Basis and Presentation of Accounting Policies – Real Estate Owned, page 22:

Assets acquired through loan foreclosure are recorded as real estate owned at the lower of the estimated fair value of the property less estimated costs to sell at the date of foreclosure or the carrying amount of the loan plus unpaid accrued interest. The carrying amount is subsequently reduced by additional allowances which are charged to earnings if the estimated fair value declines below its initial value plus any capitalized costs. Costs related to the improvement of the property are capitalized, whereas costs related to holding the property are expensed. Valuation adjustments recognized during the years ended December 31, 2010, 2009 and 2008 were $3.2 million, $2.2 million and $772,000, respectively.

United States Securities and Exchange Commission
June 15, 2011

B.	Management’s Discussion and Analysis of Financial Condition and Results of Operation; Results of Operations, page 11:

Other real estate owned increased to $11.6 million at December 31, 2010 from $10.6 million at December 31, 2009, reflecting foreclosures of certain real estate properties, net of sales.  Other real estate owned consists of residential and commercial properties, developed building lots and a developed residential subdivision.  Based on fair value analysis, the Bank believes the adjusted carrying values of these properties are representative of their fair market values, although there can be no assurances that the ultimate sales will be equal to or greater than the carrying values.   The Bank recorded $3.2 million of fair value adjustments to other real estate owned in fiscal 2010, compared to $2.2 million in fiscal 2009.

C.	Form 10-K, Part I, Item 1. Business; Lending Activities; Nonperforming Loans and Other Problem Assets, page 10:

Real estate acquired in settlement of loans is classified as real estate acquired through foreclosure until such time as it is sold. It is recorded at the lower of the estimated fair value (less estimated costs to sell) of the underlying real estate or the carrying amount of the loan.  Costs relating to holding such real estate is charged against income in the current period.  Any required write-down of the loan to its fair value less estimated selling costs upon foreclosure is charged against the allowance for credit losses.  See Note 1 of Notes to Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations in the 2010 Annual Report filed as Exhibit 13 hereto for additional information.

Guide III – General

12.
Please expand your disclosure in future filings to provide 5 year information of accruing loans which are contractually past due 90 days or more as to principal or interest payments pursuant to Item III(C)(1)(b) of Guide III.

Response:

We will expand future filings to provide five-year information on accruing loans which are contractually past due ninety days or more as to principal or interest payments pursuant to Item III(C)(1)(b) of Guide III.

United States Securities and Exchange Commission
June 15, 2011

13.
Please expand your future filings to provide disclosure of the analysis of loan loss experience for 5 years including the ratio of net chargeoffs during the period to average loans outstanding during the period pursuant to Item IV(A) of Guide III.

Response:

We will expand future filings to provide disclosure of the analysis of loan loss experience for five years including the ratio of net chargeoffs during the period to average loans outstanding during the period pursuant to Item IV(A) of Guide III.

Form 10-Q for the Quarterly Period Ended March 31, 2011

Notes to Condensed Consolidated Financial Statements

General

14.
Please explain why you have not provided in your interim financial statements the disclosures required by ASC 320-10-50 (Investments – Debt and Equity Securities). Please advise or revise your interim report for the quarterly period ended March 31, 2011.

Response:

The Company included the disclosures required for its investments in debt and equity securities as Note 3 in the Notes to Consolidated Financial Statements for the year ended December 31, 2010.  However, due to an administrative oversight, the Company inadvertently failed to include the disclosures required for its investments in debt and equity securities in its interim report for the quarterly period ending March 31, 2011.

 Attached to this response letter as Exhibit G is a copy of the Company’s disclosures for its investments in debt and equity securities that were inadvertently not included in its interim report for the quarterly period ending March 31, 2011.  Such disclosures will be included in the notes to the financial statements in future interim filings.

The Company respectfully requests the Commission to advise the Company as to whether its interim report for the quarterly period ending March 31, 2011, must be refiled in response to this comment.

United States Securities and Exchange Commission
June 15, 2011

Note 3 – Allowance for Credit Losses, page 6

15.
We note ASU 2010-20, Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses, became effective the first interim or annual reporting period ending on or after December 15, 2010. Explain why you have not provided the disclosures required. Please advise or revise your interim report for the quarterly period ended March 31, 2011.

Response:

Attached to this response letter as Exhibit H are copies of the Company’s revised disclosures about the credit quality of financing receivables and the allowance for credit losses pursuant to ASU 2010-20, that were inadvertently not included in their entirety in the interim report for the quarterly period ending March 31, 2011.  Such disclosures will be included in their entirety in the notes to the financial statements in future interim and annual filings.

The Company is now aware that the disclosures required under ASU 2010-20 became effective the first interim and annual reporting period ending on or after December 15, 2010.  However, while the Company did include a portion of the required disclosures in the notes to the financial statements and in the text of Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, due to an administrative oversight, the Company inadvertently failed to include all the required disclosures in their entirety in its interim report for the quarterly period ending March 31, 2011.

The Company respectfully requests the Commission to advise the Company as to whether its interim report for the quarterly period ending March 31, 2011, must be refiled in response to this comment.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Financial Condition at March 31, 2011 and December 31, 2010, page 10

16.
We note from your disclosure on page 11 that performing restructured loans decreased as a result of certain loans no longer needing to be reported as restructured in calendar years after the year in which the restructuring took place if the loan was in compliance with its modified terms and yields a market rate. It appears from your disclosure that you are redesignating your restructured loans. Please confirm our understanding and provide us with the authoritative literature you have used to support your accounting treatment. Also, tell us if there is a minimum amount of continuous payments that must be made before such redesignating.

Response:

The authoritative accounting literature used by the Company to support the redesignating of performing restructured loans in calendar years after the year in which the restructuring took place is listed below:

United States Securities and Exchange Commission
June 15, 2011

•      ASC 310-40-50 Disclosure > Creditor Disclosure of Troubled Debt Restructurings:

50-2.
Information about an impaired loan that has been restructured in a troubled debt restructuring involving a modification of terms need not be included in disclosures required by paragraphs 310-10-50-15(a) and 310-10-50-15(c) in years after the restructuring if both of the following conditions exists:

a.	The restructuring agreement specifies an interest rate equal to or greater than the rate that the creditor was willing to accept at the time of the restructuring for a new loan with comparable risk.

b. The loan is not impaired based on the terms specified by the restructuring agreement.

50-4.
Usually, a loan whose terms are modified in a troubled debt restructuring already will be identified as impaired.  However, if the creditor has written down a loan and the measure of the restructured loan is equal to or greater than the recorded investment, no impairment would be recognized in accordance with this Topic.  The creditor is required to disclose the amount of the write-down and the recorded investment in the year of the write-down, but is not required to disclose the recorded investment in that loan in later years if the two criteria in paragraph 310-40-50-2 are met.

•	FDIC Call Report Instructions:

Page A-85, Troubled Debt Restructurings: The accounting standards for troubled debt restructurings are set forth in ASC Subtopic 310-40.

Page A-86, third full paragraph: All loans that have undergone troubled debt restructurings and that are in compliance with their modified terms must be reported as restructured loans in Schedule RC-C, part I, Memorandum item 1.  However, a restructured loan that is in compliance with its modified terms and yields a market rate need not continue to be reported as a troubled debt restructuring in this memorandum item in calendar years after the year in which the restructuring took place.

A copy of ASC 310-40-50 is attached to this letter as Exhibit I and a copy of the FDIC Call Report Instructions is attached as Exhibit J.

A restructured loan remains on nonaccrual basis until the borrower has demonstrated a willingness and ability to meet the terms and conditions of the restructuring and to make the restructured loan payments, generally for a period of at least six months, after which the loan is reviewed by management to determine if it can be restored to accrual status.

United States Securities and Exchange Commission
June 15, 2011

In connection with the above responses, the Company acknowledges the following:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in helping the Company to enhance the quality of the disclosure contained in its filings under the Exchange Act.

Please feel free to contact me via email at bill.wall@firstsouthnc.com, via fax at (252) 940-1268 or direct at (252) 940-5017 if you have additional questions or comments.

Respectfully yours,

/s/ William L. Wall

William L. Wall
Executive Vice President
Chief Financial Officer and Secretary

cc:	Gaeta & Eveson, P.A.

Exhibit A

Comment 1 – Third Bullet Point Revised Tables

The following table sets forth information with respect to the Bank’s nonperforming assets at the dates indicated.

	At December 31,
	2010	2009	2008	2007	2006
	(Dollars in thousands)
Loans accounted for on a nonaccrual basis:
Residential mortgage:
Single-family	$2,057	$247	$382	$798	$934
Commercial real estate	9,813	4,597	9,183	6,588	1,274
Commercial business	1,515	—	51	26	79
Consumer	908	994	1,111	143	453
Total nonaccrual loans	14,293	5,838	10,727	7,555	2,740
Troubled debt restructured loans accounted for on a nonaccrual basis:
Residential mortgage:
Single-family	—	—	—	—	—
Commercial real estate	26,973	4,343	4,275	—	—
Commercial business	—	—	—	—	—
Consumer	—	—	—	—	—
Total troubled debt restructured nonaccrual loans	26,973	4,343	4,275	—	—
Total nonperforming loans	$41,266	$10,181	$15,002	$7,555	$2,740
Percentage of total loans, net	6.81%	1.55%	2.01%	0.99%	0.36%
Other real estate owned	$11,616	$10,561	$7,711	$1,602	$634
Total nonperforming assets	$52,882	$20,742	$22,713	$9,157	$3,374

The following table sets forth information with respect to the Bank’s performing troubled debt restructured loans at the dates indicated.
	At December 31,
	2010	2009	2008	2007	2006
	(Dollars in thousands)
Performing troubled debt restructured loans accounted for on an accrual basis:
Residential mortgage:
Single-family	$426	$—	$—	$—	$—
Commercial real estate	30,342	11,279	5,731	—	—
Commercial business	316	108	54	—	—
Consumer	250	225	1,075	—	—
Total performing troubled debt restructured loans	$31,334	$11,612	$6,860	$—	$—
Percentage of total loans, net	5.17%	1.76%	0.92%	0.00%	0.00%

Exhibit B

Comment 2 – Revised Table Format

The following tables present an age analysis of past due loans, segregated by class of loans as of March 31, 2011 and December 31, 2010, respectively:

March 31, 2011
	30-59 Days Past Due	60-89 Days Past Due	Non- Accrual Loans	Current	Total Loans
(In thousands)
Residential mortgage	$-	$-	$-	$-	$-
Commercial real estate	-	-	-	-	-
Commercial construction	-	-	-	-	-
Commercial non-real estate	-	-	-	-	-
Commercial unsecured	-	-	-	-	-
Lease receivables	-	-	-	-	-
Consumer real estate	-	-	-	-	-
Home equity lines of credit	-	-	-	-	-
Consumer non-real estate	-	-	-	-	-
Consumer unsecured	-	-	-	-	-

Total	$-	$-	$-	$-	$-

December 31, 2010
	30-59 Days Past Due	60-89 Days Past Due	Non- Accrual Loans	Current	Total Loans
(In thousands)
Residential mortgage	$-	$-	$-	$-	$-
Commercial real estate	-	-	-	-	-
Commercial construction	-	-	-	-	-
Commercial non-real estate	-	-	-	-	-
Commercial unsecured	-	-	-	-	-
Lease receivables	-	-	-	-	-
Consumer real estate	-	-	-	-	-
Home equity lines of credit	-	-	-	-	-
Consumer non-real estate	-	-	-	-	-
Consumer unsecured	-	-	-	-	-

Total	$-	$-	$-	$-	$-

Exhibit C

FIRST SOUTH BANCORP, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements (Unaudited)

LOANS (continued)

Following is a summary of activity in the allowance for credit losses for the periods indicated:

	March 31, 2011	December 31, 2010
(In thousands)
Allowance for credit losses at beginning of year	$-	$-
Provision for loan and lease losses	-	-
Provision for unfunded commitments	(-)	(-)

Loans charged-off:
Residential mortgage	(-)	(-)
Commercial real estate	(-)	(-)
Commercial construction	(-)	(-)
Commercial non-real estate	(-)	(-)
Commercial unsecured	(-)	(-)
Lease receivables	(-)	(-)
Consumer real estate	(-)	(-)
Home equity lines of credit	(-)	(-)
Consumer non-real estate	(-)	(-)
Residential mortgage	(-)	(-)
Total charge-offs	(-)	(-)

Recoveries of loans previously charged-off:		-
Residential mortgage	-	-
Commercial real estate	-	-
Commercial construction	-	-
Commercial non-real estate	-	-
Commercial unsecured	-	-
Lease receivables	-	-
Consumer real estate	-	-
Home equity lines of credit	-	-
Consumer non-real estate	-	-
Residential mortgage	-	-
Total recoveries	-	-

Net charge-offs	(-)	(-)

Allowance for credit losses at end of year	$-	$-

FIRST SOUTH BANCORP, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements (Unaudited)

LOANS (continued)

The following table presents a roll forward of the Company’s allowance for loan and lease losses by loan category for the periods ended March 31, 2011 and December 31, 2010, respectively:

March 31, 2011
	Beginning				Ending
	Balance	Charge-Offs	Recoveries	Provisions	Balance
(In Thousands)
Allowance for collectively evaluated for impairment
Residential mortgage	$-	$-	$-	$-	$-
Commercial real estate	-	-	-	-	-
Commercial construction	-	-	-	-	-
Commercial non-real estate	-	-	-	-	-
Commercial unsecured	-	-	-	-	-
Lease receivables	-	-	-	-	-
Consumer real estate	-	-	-	-	-
Home equity lines of credit	-	-	-	-	-
Consumer non-real estate	-	-	-	-	-
Residential mortgage	-	-	-	-	-
Total	-	-	-	-	-

Allowance for individually evaluated for impairment
Residential mortgage	-	-	-	-	-
Commercial real estate	-	-	-	-	-
Commercial construction	-	-	-	-	-
Commercial non-real estate	-	-	-	-	-
Commercial unsecured	-	-	-	-	-
Lease receivables	-	-	-	-	-
Consumer real estate	-	-	-	-	-
Home equity lines of credit	-	-	-	-	-
Consumer non-real estate	-	-	-	-	-
Residential mortgage	-	-	-	-	-
Total	-	-	-	-	-

Grand Total	$-	$-	$-	$-	$-

FIRST SOUTH BANCORP, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements (Unaudited)

LOANS (continued)

December 31, 2010
	Beginning				Ending
	Balance	Charge-Offs	Recoveries	Provisions	Balance
(In Thousands)
Allowance for collectively evaluated for impairment
Residential mortgage	$-	$-	$-	$-	$-
Commercial real estate	-	-	-	-	-
Commercial construction	-	-	-	-	-
Commercial non-real estate	-	-	-	-	-
Commercial unsecured	-	-	-	-	-
Lease receivables	-	-	-	-	-
Consumer real estate	-	-	-	-	-
Home equity lines of credit	-	-	-	-	-
Consumer non-real estate	-	-	-	-	-
Residential mortgage	-	-	-	-	-
Total	-	-	-	-	-

Allowance for individually evaluated for impairment
Residential mortgage	-	-	-	-	-
Commercial real estate	-	-	-	-	-
Commercial construction	-	-	-	-	-
Commercial non-real estate	-	-	-	-	-
Commercial unsecured	-	-	-	-	-
Lease receivables	-	-	-	-	-
Consumer real estate	-	-	-	-	-
Home equity lines of credit	-	-	-	-	-
Consumer non-real estate	-	-	-	-	-
Residential mortgage	-	-	-	-	-
Total	-	-	-	-	-

Grand Total	$-	$-	$-	$-	$-

FIRST SOUTH BANCORP, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements (Unaudited)

LOANS (continued)

The following table sets forth information with respect to the Bank’s loan balances by loan category at the dates indicated.

March 31, 2011
	Beginning		Sales/		Transfers	Transfers b/w		Ending
	Balance	Originations	Repayments	Charge-Offs	To OREO	Evaluation Method	Other	Balance
(In thousands)
Collectively evaluated for impairment
Residential mortgage	$-	$-	$-	$-	$-	$-	$-	$-
Commercial real estate	-	-	-	-	-	-	-	-
Commercial construction	-	-	-	-	-	-	-	-
Commercial non-real estate	-	-	-	-	-	-	-	-
Commercial unsecured	-	-	-	-	-	-	-	-
Lease receivables	-	-	-	-	-	-	-	-
Consumer real estate	-	-	-	-	-	-	-	-
Home equity lines of credit	-	-	-	-	-	-	-	-
Consumer non-real estate	-	-	-	-	-	-	-	-
Residential mortgage	-	-	-	-	-	-	-	-
Total	-	-	-	-	-	-	-	-
Individually evaluated for impairment
Residential mortgage	-	-	-	-	-	-	-	-
Commercial real estate	-	-	-	-	-	-	-	-
Commercial construction	-	-	-	-	-	-	-	-
Commercial non-real estate	-	-	-	-	-	-	-	-
Commercial unsecured	-	-	-	-	-	-	-	-
Lease receivables	-	-	-	-	-	-	-	-
Consumer real estate	-	-	-	-	-	-	-	-
Home equity lines of credit	-	-	-	-	-	-	-	-
Consumer non-real estate	-	-	-	-	-	-	-	-
Residential mortgage	-	-	-	-	-	-	-	-
Total	-	-	-	-	-	-	-	-

Grand Total	$-	$-	$-	$-	$-	$-	$-	$-

FIRST SOUTH BANCORP, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements (Unaudited)

 LOANS (continued)

December 31, 2010
	Beginning		Sales/		Transfers	Transfers b/w		Ending
	Balance	Originations	Repayments	Charge-Offs	To OREO	Evaluation Method	Other	Balance
(In thousands)
Collectively evaluated for impairment
Residential mortgage	$-	$-	$-	$-	$-	$-	$-	$-
Commercial real estate	-	-	-	-	-	-	-	-
Commercial construction	-	-	-	-	-	-	-	-
Commercial non-real estate	-	-	-	-	-	-	-	-
Commercial unsecured	-	-	-	-	-	-	-	-
Lease receivables	-	-	-	-	-	-	-	-
Consumer real estate	-	-	-	-	-	-	-	-
Home equity lines of credit	-	-	-	-	-	-	-	-
Consumer non-real estate	-	-	-	-	-	-	-	-
Residential mortgage	-	-	-	-	-	-	-	-
Total	-	-	-	-	-	-	-	-
Individually evaluated for impairment
Residential mortgage	-	-	-	-	-	-	-	-
Commercial real estate	-	-	-	-	-	-	-	-
Commercial construction	-	-	-	-	-	-	-	-
Commercial non-real estate	-	-	-	-	-	-	-	-
Commercial unsecured	-	-	-	-	-	-	-	-
Lease receivables	-	-	-	-	-	-	-	-
Consumer real estate	-	-	-	-	-	-	-	-
Home equity lines of credit	-	-	-	-	-	-	-	-
Consumer non-real estate	-	-	-	-	-	-	-	-
Residential mortgage	-	-	-	-	-	-	-	-
Total	-	-	-	-	-	-	-	-

Grand Total	$-	$-	$-	$-	$-	$-	$-	$-

Exhibit D

FIRST SOUTH BANCORP, INC. AND SUBSIDIARY
FIRST SOUTH BANCORP, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements (Unaudited)

Other Real Estate Owned

The following table presents a roll forward of the Company’s other real estate owned by portfolio segment for the periods ended March 31, 2011 and December 31, 2010, respectively:

	Beginning			Value		Ending
	Balance	Additions	Sales, net	Adjustments	Other	Balance
(In thousands)
March 31, 2011
Mortgage	$-	$-	$-	$-	$-	$-
Commercial	-	-	-	-	-	-
Consumer	-	-	-	-	-	-
Total	$-	$-	$-	$-	$-	$-

December 31, 2010
Mortgage	$-	$-	$-	$-	$-	$-
Commercial	-	-	-	-	-	-
Consumer	-	-	-	-	-	-
Total	$-	$-	$-	$-	$-	$-

Exhibit E

Comment 8

Classified Assets and Credit Quality.  Federal regulations require that the Bank classify its assets on a regular basis.  In addition, in connection with examinations of insured institutions, examiners have authority to identify problem assets and if appropriate, classify them in their reports of examination.  There are four classifications for problem assets: “special mention,” “substandard,” “doubtful” and “loss.”  Special mention assets contain a potential weakness that deserves management’s close attention and which could cause a more serious problem if not corrected.  Substandard assets have one or more well-defined weaknesses and are characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected.  Doubtful assets have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions and values, questionable, and there is a high possibility of loss.  An asset classified as a loss is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted.  Assets classified as special mention, substandard or doubtful require a bank to establish general allowances for loan losses.  If an asset or portion thereof is classified as loss, a bank must either establish a specific allowance for loss in the amount of the portion of the asset classified as loss, or charge off such amount.  Work-in-process loans are loans that have been approved and sent to the attorney for closing, but have not yet been returned for processing.  These loans are not given a risk grade until they have been processed and are therefore excluded from the credit quality reporting.

Credit Quality Indicators. The Bank assigns a risk grade to each loan in the portfolio as part of the on-going monitoring of the credit quality of the loan portfolio.

Commercial loans are graded on a scale of 1 to 9. A description of the general characteristics of the 9 risk grades is as follows:

•
Risk Grade 1 (Excellent) - Loans in this category are considered to be of the highest quality. The borrower(s) has significant financial strength, stability, and liquidity. Proven cash flow is significantly more than required to service current and proposed debt with consistently strong earnings. Collateral position is very strong and a secondary source of repayment is self-evident. Guarantors may not be necessary to support the debt.

•
Risk Grade 2 (Above Average) - Loans are supported by above average financial strength and stability. Cash flow is more than sufficient to meet current demands. Earnings are strong and reliable, but may differ from year to year. Collateral is highly liquid and sufficient to repay the debt in full. Guarantors may qualify for the loan on a direct basis.

•
Risk Grade 3 (Average) - Credits in this group are supported by upper tier industry-average financial strength and stability. Liquidity levels fluctuate and need for short-term credit is demonstrated. Cash flow is steady and adequate to meet demands but can fluctuate. Earnings should be consistent but operating losses have not occurred recently. Collateral is generally pledged at an acceptable loan to value, but the credit can support some level of unsecured exposure. Guarantors with demonstrable financial strength are typically required on loans to business entities, but may not be on loans to individual borrowers.

•
Risk Grade 4 (Acceptable) - Credits in this group are supported by lower end industry-average financial strength and stability. Liquidity levels fluctuate but are acceptable and need for short term credit is demonstrated. Cash flow is adequate to meet demands but can fluctuate. Earnings may be inconsistent but operating losses have not occurred recently. Collateral is generally pledged at an acceptable loan to value. Guarantors with demonstrable financial strength are required on loans to business entities, but may not be on loans to individual borrowers.

•
Risk Grade 5 (Watch) - An asset in this category is one that has been identified by the lender, or credit administration as a loan that has shown some degree of deterioration from its original status. These loans are typically protected by collateral but have potential weaknesses that deserve management’s close attention, but are not yet at a point to become a classified asset. There may be unsecured loans that are included in this category. These are loans that management feels need to be watched more closely than those rated as acceptable and if left uncorrected, these potential weaknesses may result in the deterioration of the repayment prospects for the asset to warrant including them as classified assets.

•
Risk Grade 6 (Special Mention) - An asset in this category is currently protected by collateral but has potential weaknesses that deserve management’s close attention. If left uncorrected, these potential weaknesses may result in the deterioration of the repayment prospects for the asset or in the Bank’s credit position at some future date.

•
Risk Grade 7 (Substandard) - A Substandard loan is inadequately protected by the current sound net worth and paying capacity of the debtor(s) or of the collateral pledged, if any. These credits have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. There is a distinct possibility the Bank will sustain some loss if the deficiencies are not corrected.

•
Risk Grade 8 (Doubtful) - A loan graded in this category has all the weaknesses inherent in one graded Substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values highly questionable and improbable.

•
Risk Grade 9 (Loss) - A loan graded as Loss is considered uncollectible and of such little value that continuance as a bankable asset is not warranted. This grade does not mean that the loan has absolutely no recovery or salvage value, but rather it is not practical or desirable to defer writing off this basically worthless asset even though partial recovery may be affected in the future.

Consumer loans are graded on a scale of 1 to 9. A description of the general characteristics of the 9 risk grades is as follows:

•
Risk Grades 1 - 5 (Pass) - Loans in this category generally show little to no signs of weakness or have adequate mitigating factors that minimize the risk of loss.  Some of the characteristics of these loans include, but are not limited to, adequate financial strength and stability, adequate cash flow, collateral with acceptable loan to value, additional repayment sources, and reliable earnings.

•
Risk Grade 6 (Special Mention) - An asset in this category is currently protected by collateral but has potential weaknesses that deserve management’s close attention. If left uncorrected, these potential weaknesses may result in the deterioration of the repayment prospects for the asset or in the Bank’s credit position at some future date.

•
Risk Grade 7 (Substandard) - A Substandard loan is inadequately protected by the current sound net worth and paying capacity of the debtor(s) or of the collateral pledged, if any. These credits have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. There is a distinct possibility the Bank will sustain some loss if the deficiencies are not corrected.

•
Risk Grade 8 (Doubtful) - A loan graded in this category has all the weaknesses inherent in one graded Substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values highly questionable and improbable.

•
Risk Grade 9 (Loss) - A loan graded as Loss is considered uncollectible and of such little value that continuance as a bankable asset is not warranted. This grade does not mean that the loan has absolutely no recovery or salvage value, but rather it is not practical or desirable to defer writing off this basically worthless asset even though partial recovery may be affected in the future.

Mortgage loans are graded on a scale of 1 to 9. A description of the general characteristics of the 9 risk grades is as follows:

•
Risk Grades 1 - 5 (Pass) - Loans in this category generally show little to no signs of weakness or have adequate mitigating factors that minimize the risk of loss.  Some of the characteristics of these loans include, but are not limited to, adequate financial strength and stability, acceptable credit history, adequate cash flow, collateral with acceptable loan to value, additional repayment sources, and reliable earnings.

•
Risk Grade 6 (Special Mention) – Special Mention loans are currently protected by collateral but have potential weaknesses that deserve management’s close attention. If left uncorrected, these potential weaknesses may result in the deterioration of the repayment prospects for the asset or in the Bank’s credit position at some future date.

•
Risk Grade 7 (Substandard) - Substandard loans are inadequately protected by their net sound worth and paying capacity of the borrower(s). Loans so classified must have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected.

•
Risk Grade 8 (Doubtful) - Loans classified Doubtful have all the weaknesses inherent in those classified Substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently known facts, conditions, and values, highly questionable and improbable.

•
Risk Grade 9 (Loss) - Loans classified Loss are considered uncollectible and of such little value that their continuance as bankable assets is not warranted. This classification does not mean that the loan has absolutely no recovery or salvage value, but rather it is not practical or desirable to defer writing off this basically worthless asset even though partial recovery may be affected in the future.

Historical Loss and Qualitative Analysis.  The assessment of the adequacy of the allowance for credit losses includes an analysis of actual historical loss percentages of both classified and pass loans and qualitative factors allocated among specific categories of loans.  In developing this analysis, the Bank relies on actual loss history for the most recent eight quarters and exercises management’s best judgment in assessing credit risk. There were no changes in the Company’s accounting policy and methodology used to estimate the allowance for credit losses during this reporting period.  The following table sets forth information with respect to the Bank’s allocation of historical loss percentages used in determining the allowance for credit losses (ACL) for each of the loan categories and risk grades at December 31, 2010.

	Historical Loss Percentage by Assigned Risk Grade
Category – Commercial Loans	9	8	7	6	5	4	3	2	1
Commercial Real Estate	100.00%	99.280%	18.031%	0.330%	0.562%	0.003%	0.003%	0.003%	0.00%
Commercial Non-Real Estate Secured	100.00%	99.430%	64.620%	4.419%	0.634%	0.189%	0.189%	0.189%	0.00%
Commercial Non-Real Estate Unsecured	100.00%	99.410%	15.205%	5.233%	1.253%	0.559%	0.559%	0.559%	0.00%

Category – Other Loans	9	8	7	6	Pass
Consumer Real Estate	100.00%	99.550%	99.550%	46.112%	0.626%
Consumer Non-Real Estate Secured	100.00%	99.590%	99.590%	99.590%	0.217%
Consumer Non-Real Estate Unsecured	100.00%	99.490%	99.490%	99.490%	1.751%
Residential Real Estate	100.00%	99.690%	4.840%	1.718%	0.000%
Lease Receivables	100.00%	99.550%	10.529%	0.000%	0.001%

Unfunded Commitments
Commercial Real Estate Lines of Credit	0.200%
Commercial Non-Real Estate Lines of Credit	0.200%
Commercial Standby Letters of Credit	0.200%
Home Equity Lines of Credit	0.200%
Consumer Real Estate Lines of Credit	0.200%
Consumer Non-Real Estate Lines of Credit	0.200%
Work-in-Process	0.200%

The following table sets forth information with respect to the Bank’s allocation of qualitative factors, including various subjective areas assessed in terms of basis points used in determining the overall adequacy of the ACL as of December 31, 2010.   The determination of risk will result in a positive or negative adjustment to the ACL evaluation and validation.  Adjustments for each component may range from -10 basis points to +10 basis points.  A component score of 0 basis points indicates no effect on the ACL.  A component rating of +10 basis points indicates the assessed maximum potential of increased risk to the adequacy of the ACL.  A -10 basis point component rating indicates the most positive effect on the ACL.

	Allocation of Qualitative Factors
Category	Commercial Loans	Consumer Loans	Mortgage Loans	Leases
Loans and Leases:
Changes in Economic and Business Conditions	0.25%	0.17%	0.03%	0.05%
Interest Rate Risk	0.21%	0.15%	0.03%	0.04%
Effect of Concentrations of Credit	0.19%	0.15%	0.04%	0.04%
Changes in Nature and Volume of the Loan Portfolio Mix	0.20%	0.15%	0.04%	0.05%
Seasoning of the Loan Portfolio	0.22%	0.16%	0.03%	0.08%
Changes in the Volume/Severity of Past Due Loans, Nonaccrual Loans, and Classified Loans	0.23%	0.18%	0.05%	0.05%
Changes in Lending Policies and Procedures	0.12%	0.09%	0.03%	0.03%
Changes in the Quality of the Loan Review System	0.09%	0.06%	0.02%	0.02%
Changes in Experience, Ability and Depth of Lending Management and Staff	0.13%	0.09%	0.02%	0.05%
Changes in the Value of the Underlying Collateral	0.24%	0.17%	0.02%	0.04%

Category	Commercial Loans	Consumer Loans
Unfunded Commitments:
Changes in Economic and Business Conditions	0.07%	0.07%
Interest Rate Risk	0.07%	0.07%
Effect of Concentrations of Credit	0.06%	0.06%
Changes in Nature and Volume of the Loan Portfolio Mix	0.06%	0.06%
Seasoning of the Loan Portfolio	0.03%	0.03%
Changes in the Volume/Severity of Past Due Loans, Nonaccrual Loans, and Classified Loans	0.09%	0.09%
Changes in Lending Policies and Procedures	0.03%	0.03%
Changes in the Quality of the Loan Review System	0.03%	0.00%
Changes in Experience, Ability and Depth of Lending Management and Staff	0.03%	0.03%
Changes in the Value of the Underlying Collateral	0.05%	0.06%

Exhibit F

Comment 9

Impaired Loans

The following tables present information on loans that were considered impaired as of March 31, 2011 and December 31, 2010:

March 31, 2011	Recorded Investment		Contractual Unpaid Principal Balance		Related Allowance		YTD Average Recorded Investment		Interest Income Recognized on Impaired Loans

With no related allowance recorded:
Residential mortgage		$-		$-		$-		$-		$-
Commercial real estate		-		-		-		-		-
Commercial construction		-		-		-		-		-
Commercial non-real estate		-		-		-		-		-
Commercial unsecured		-		-		-		-		-
Lease receivables		-		-		-		-		-
Consumer real estate		-		-		-		-		-
Home equity lines of credit		-		-		-		-		-
Consumer non-real estate		-		-		-		-		-
Residential mortgage		-		-		-		-		-

Subtotal:		-		-		-		-		-

With an allowance recorded:
Residential mortgage		-		-		-		-		-
Commercial real estate		-		-		-		-		-
Commercial construction		-		-		-		-		-
Commercial non-real estate		-		-		-		-		-
Commercial unsecured		-		-		-		-		-
Lease receivables		-		-		-		-		-
Consumer real estate		-		-		-		-		-
Home equity lines of credit		-		-		-		-		-
Consumer non-real estate		-		-		-		-		-
Residential mortgage		-		-		-		-		-

Subtotal:		-		-		-		-		-

Totals:
Mortgage		-		-		-		-		-
Commercial		-		-		-		-		-
Consumer		-		-		-		-		-
Lease Receivables

Grand Total:	$		$		$		$		$

December 31, 2010	Recorded Investment		Contractual Unpaid Principal Balance		Related Allowance		YTD Average Recorded Investment		Interest Income Recognized on Impaired Loans

With no related allowance recorded:
Residential mortgage		$-		$-		$-		$-		$-
Commercial real estate		-		-		-		-		-
Commercial construction		-		-		-		-		-
Commercial non-real estate		-		-		-		-		-
Commercial unsecured		-		-		-		-		-
Lease receivables		-		-		-		-		-
Consumer real estate		-		-		-		-		-
Home equity lines of credit		-		-		-		-		-
Consumer non-real estate		-		-		-		-		-
Residential mortgage		-		-		-		-		-

Subtotal:		-		-		-		-		-

With an allowance recorded:
Residential mortgage		-		-		-		-		-
Commercial real estate		-		-		-		-		-
Commercial construction		-		-		-		-		-
Commercial non-real estate		-		-		-		-		-
Commercial unsecured		-		-		-		-		-
Lease receivables		-		-		-		-		-
Consumer real estate		-		-		-		-		-
Home equity lines of credit		-		-		-		-		-
Consumer non-real estate		-		-		-		-		-
Residential mortgage		-		-		-		-		-

Subtotal:		-		-		-		-		-

Totals:
Mortgage		-		-		-		-		-
Commercial		-		-		-		-		-
Consumer		-		-		-		-		-
Lease Receivables

Grand Total:	$		$		$		$		$

Exhibit G

Comment 14

MORTGAGE-BACKED SECURITIES

The amortized cost and fair value of mortgage-backed securities, with gross unrealized gains and losses at March 31, 2011 and December 31, 2010 were as follows:

	March 31, 2011
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
	(Dollars in thousands)
Mortgage-backed securities
Available for sale
After 1 year but within 5 years	$642	$50	$-	$692
After 5 years but within 10 years	1,484	100	-	1,584
After 10 years	60,462	1,118	-	61,580
Total	$62,588	$1,268	$-	$63,856

Held for investment
After 1 year but within 5 years	$210	$11	$-	$221
After 5 years but within 10 years	-	-	-	-
After 10 years	56,499	231	625	56,105
Total	$56,709	$242	$625	$56,326

	December 31, 2010
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
	(Dollars in thousands)
Mortgage-backed securities:
Available for sale
After 1 year but within 5 years	$722	$67	$-	$789
After 5 years but within 10 years	1,004	51	-	1,055
After 10 years	95,869	1,291	366	96,794
Total	$97,595	$1,409	$366	$98,638

Held for investment
After 1 year but within 5 years	$245	$6	$-	$251
Total	$245	$6	$-	$251

The following tables show mortgage-backed securities’ gross unrealized losses, fair value and length of time the securities have been in a continuous unrealized loss position, at March 31, 2011 and December 31, 2010.

	March 31, 2011
	Less Than 12 Months		12 Months or More		Total
	Fair value	Unrealized losses	Fair Value	Unrealized losses	Fair value	Unrealized losses
	(Dollars in thousands)
Mortgage-backed securities	$44,106	$625	$-	$-	$44,106	$625

At March 31, 2011, the Company had no mortgage-backed securities with an unrealized loss for twelve or more consecutive months. Fifteen mortgage-backed securities had unrealized losses for less than twelve months totaling $625,000 at March 31, 2011. Management of the Bank believes all unrealized losses as of March 31, 2011 represent temporary impairments related to the current interest rate environment.

	December 31, 2010
	Less Than 12 Months		12 Months or More		Total
	Fair value	Unrealized losses	Fair Value	Unrealized losses	Fair value	Unrealized losses
	(Dollars in thousands)
Mortgage-backed securities	$23,314	$254	$10,306	$112	$33,620	$366

At December 31, 2010, the Company had four mortgage-backed securities with an unrealized loss for twelve or more consecutive months totaling $112,000. Eight mortgage-backed securities had unrealized losses for less than twelve months totaling $254,000 at December 31, 2010. Management of the Bank believes all unrealized losses as of December 31, 2010 represent temporary impairments related to the current interest rate environment.

At March 31, 2011 and December 31, 2010, mortgage-backed securities with an amortized cost of $6.2 million and $4.8 million respectively, were pledged as collateral for public deposits and repurchase agreements.

Exhibit H

FIRST SOUTH BANCORP, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements (Unaudited)

LOANS

Following is a summary of loans at March 31, 2011 and December 31, 2010:

	2011			2010
	Amount	Percent of total		Amount	Percent of total
(In thousands)
Mortgage loans:
Residential mortgage loans	$-		%	$-		%

Total mortgage loans	-		%	-		%

Commercial loans and leases:
Commercial real estate	-		%	-		%
Commercial construction	-		%	-		%
Commercial non-real estate	-			-
Commercial unsecured	-			-
Lease receivables	-			-

Total commercial loans and leases	-			-

Consumer loans:
Consumer real estate	-		%	-		%
Home equity lines of credit	-		%	-		%
Consumer non-real estate	-		%	-		%
Consumer unsecured	-		%	-		%

Total consumer loans	-		%	-		%

Gross loans	-			-

Less construction loans in process	-		%	-		%
Less deferred loan origination fees, net	-		%	-		%
Less allowance for loan and lease losses	-			-

Total loans, net	$-			$-

FIRST SOUTH BANCORP, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements (Unaudited)

LOANS (continued)

Non-Accrual and Past Due Loans
The tables below detail non-accrual loans, segregated by class of loans, at the dates indicated.

	March 31, 2011	December 31, 2010
(In thousands)
Loans accounted for on a non-accrual basis
Residential mortgage	$-	$-
Commercial real estate	-	-
Commercial construction	-	-
Commercial non-real estate	-	-
Commercial unsecured	-	-
Lease receivables	-	-
Consumer real estate	-	-
Home equity lines of credit	-	-
Consumer non-real estate	-	-
Consumer unsecured	-	-
Total loans accounted for on a non-accrual basis	-	-

Troubled debt restructured loans accounted for on a non-accrual basis
Residential mortgage	-	-
Commercial real estate	-	-
Commercial construction	-	-
Commercial non-real estate	-	-
Commercial unsecured	-	-
Lease receivables	-	-
Consumer real estate	-	-
Home equity lines of credit	-	-
Consumer non-real estate	-	-
Consumer unsecured	-	-
Total troubled debt restructured loans accounted for on a non-accrual basis	$-	$-
Total non-performing loans	-	-
Percentage of total loans, net	-%	-%
Other real estate owned	$-	$-
Total non-performing assets	$-	$-

The table below details performing troubled debt restructured loans, segregated by class of loans, at the dates indicated.

	March 31, 2011	December 31, 2010
(In thousands)
Performing troubled debt restructured loans accounted for on an accrual basis
Residential mortgage	$-	$-
Commercial real estate	-	-
Commercial construction	-	-
Commercial non-real estate	-	-
Commercial unsecured	-	-
Lease receivables	-	-
Consumer real estate	-	-
Home equity lines of credit	-	-
Consumer non-real estate	-	-
Consumer unsecured	-	-
Total performing troubled debt restructured loans accounted for on an accrual basis	$-	$-
Percentage of total loans, net	-%	-%

FIRST SOUTH BANCORP, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements (Unaudited)

LOANS (continued)

The following tables present an age analysis of past due loans, segregated by class of loans as of March 31, 2011 and December 31, 2010, respectively:
March 31, 2011
	30-59 Days Past Due	60-89 Days Past Due	Non- Accrual Loans	Current	Total Loans
(In thousands)
Residential mortgage	$-	$-	$-	$-	$-
Commercial real estate	-	-	-	-	-
Commercial construction	-	-	-	-	-
Commercial non-real estate	-	-	-	-	-
Commercial unsecured	-	-	-	-	-
Lease receivables	-	-	-	-	-
Consumer real estate	-	-	-	-	-
Home equity lines of credit	-	-	-	-	-
Consumer non-real estate	-	-	-	-	-
Consumer unsecured	-	-	-	-	-

Total	$-	$-	$-	$-	$-

December 31, 2010
	30-59 Days Past Due	60-89 Days Past Due	Non- Accrual Loans	Current	Total Loans
(In thousands)
Residential mortgage	$-	$-	$-	$-	$-
Commercial real estate	-	-	-	-	-
Commercial construction	-	-	-	-	-
Commercial non-real estate	-	-	-	-	-
Commercial unsecured	-	-	-	-	-
Lease receivables	-	-	-	-	-
Consumer real estate	-	-	-	-	-
Home equity lines of credit	-	-	-	-	-
Consumer non-real estate	-	-	-	-	-
Consumer unsecured	-	-	-	-	-

Total	$-	$-	$-	$-	$-

FIRST SOUTH BANCORP, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements (Unaudited)

LOANS (continued)

Impaired Loans

The following tables present information on loans that were considered impaired as of March 31, 2011 and December 31, 2010:

March 31, 2011	Recorded Investment		Contractual Unpaid Principal Balance		Related Allowance		YTD Average Recorded Investment		Interest Income Recognized on Impaired Loans

With no related allowance recorded:
Residential mortgage		$-		$-		$-		$-		$-
Commercial real estate		-		-		-		-		-
Commercial construction		-		-		-		-		-
Commercial non-real estate		-		-		-		-		-
Commercial unsecured		-		-		-		-		-
Lease receivables		-		-		-		-		-
Consumer real estate		-		-		-		-		-
Home equity lines of credit		-		-		-		-		-
Consumer non-real estate		-		-		-		-		-
Residential mortgage		-		-		-		-		-

Subtotal:		-		-		-		-		-

With an allowance recorded:
Residential mortgage		-		-		-		-		-
Commercial real estate		-		-		-		-		-
Commercial construction		-		-		-		-		-
Commercial non-real estate		-		-		-		-		-
Commercial unsecured		-		-		-		-		-
Lease receivables		-		-		-		-		-
Consumer real estate		-		-		-		-		-
Home equity lines of credit		-		-		-		-		-
Consumer non-real estate		-		-		-		-		-
Residential mortgage		-		-		-		-		-

Subtotal:		-		-		-		-		-

Totals:
Mortgage		-		-		-		-		-
Commercial		-		-		-		-		-
Consumer		-		-		-		-		-
Lease Receivables

Grand Total:	$		$		$		$		$

FIRST SOUTH BANCORP, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements (Unaudited)

LOANS (continued)

December 31, 2010	Recorded Investment		Contractual Unpaid Principal Balance		Related Allowance		YTD Average Recorded Investment		Interest Income Recognized on Impaired Loans

With no related allowance recorded:
Residential mortgage		$-		$-		$-		$-		$-
Commercial real estate		-		-		-		-		-
Commercial construction		-		-		-		-		-
Commercial non-real estate		-		-		-		-		-
Commercial unsecured		-		-		-		-		-
Lease receivables		-		-		-		-		-
Consumer real estate		-		-		-		-		-
Home equity lines of credit		-		-		-		-		-
Consumer non-real estate		-		-		-		-		-
Residential mortgage		-		-		-		-		-

Subtotal:		-		-		-		-		-

With an allowance recorded:
Residential mortgage		-		-		-		-		-
Commercial real estate		-		-		-		-		-
Commercial construction		-		-		-		-		-
Commercial non-real estate		-		-		-		-		-
Commercial unsecured		-		-		-		-		-
Lease receivables		-		-		-		-		-
Consumer real estate		-		-		-		-		-
Home equity lines of credit		-		-		-		-		-
Consumer non-real estate		-		-		-		-		-
Residential mortgage		-		-		-		-		-

Subtotal:		-		-		-		-		-

Totals:
Mortgage		-		-		-		-		-
Commercial		-		-		-		-		-
Consumer		-		-		-		-		-
Lease Receivables

Grand Total:	$		$		$		$		$

FIRST SOUTH BANCORP, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements (Unaudited)

LOANS (continued)

Credit Quality Indicators

The Bank assigns a risk grade to each loan in the portfolio as part of the on-going monitoring of the credit quality of the loan portfolio.

Commercial loans are graded on a scale of 1 to 9. A description of the general characteristics of the 9 risk grades is as follows:

•
Risk Grade 1 (Excellent) - Loans in this category are considered to be of the highest quality. The borrower(s) has significant financial strength, stability, and liquidity. Proven cash flow is significantly more than required to service current and proposed debt with consistently strong earnings. Collateral position is very strong and a secondary source of repayment is self-evident. Guarantors may not be necessary to support the debt.

•
Risk Grade 2 (Above Average) - Loans are supported by above average financial strength and stability. Cash flow is more than sufficient to meet current demands. Earnings are strong and reliable, but may differ from year to year. Collateral is highly liquid and sufficient to repay the debt in full. Guarantors may qualify for the loan on a direct basis.

•
Risk Grade 3 (Average) - Credits in this group are supported by upper tier industry-average financial strength and stability. Liquidity levels fluctuate and need for short-term credit is demonstrated. Cash flow is steady and adequate to meet demands but can fluctuate. Earnings should be consistent but operating losses have not occurred recently. Collateral is generally pledged at an acceptable loan to value, but the credit can support some level of unsecured exposure. Guarantors with demonstrable financial strength are typically required on loans to business entities, but may not be on loans to individual borrowers.

•
Risk Grade 4 (Acceptable) - Credits in this group are supported by lower end industry-average financial strength and stability. Liquidity levels fluctuate but are acceptable and need for short term credit is demonstrated. Cash flow is adequate to meet demands but can fluctuate. Earnings may be inconsistent but operating losses have not occurred recently. Collateral is generally pledged at an acceptable loan to value. Guarantors with demonstrable financial strength are required on loans to business entities, but may not be on loans to individual borrowers.

•
Risk Grade 5 (Watch) - An asset in this category is one that has been identified by the lender, or credit administration as a loan that has shown some degree of deterioration from its original status. These loans are typically protected by collateral but have potential weaknesses that deserve management’s close attention, but are not yet at a point to become a classified asset. There may be unsecured loans that are included in this category. These are loans that management feels need to be watched more closely than those rated as acceptable and if left uncorrected, these potential weaknesses may result in the deterioration of the repayment prospects for the asset to warrant including them as classified assets.

•
Risk Grade 6 (Special Mention) - An asset in this category is currently protected by collateral but has potential weaknesses that deserve management’s close attention. If left uncorrected, these potential weaknesses may result in the deterioration of the repayment prospects for the asset or in the Bank’s credit position at some future date.

•
Risk Grade 7 (Substandard) - A Substandard loan is inadequately protected by the current sound net worth and paying capacity of the debtor(s) or of the collateral pledged, if any. These credits have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. There is a distinct possibility the Bank will sustain some loss if the deficiencies are not corrected.

•
Risk Grade 8 (Doubtful) - A loan graded in this category has all the weaknesses inherent in one graded Substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values highly questionable and improbable.

•
Risk Grade 9 (Loss) - A loan graded as Loss is considered uncollectible and of such little value that continuance as a bankable asset is not warranted. This grade does not mean that the loan has absolutely no recovery or salvage value, but rather it is not practical or desirable to defer writing off this basically worthless asset even though partial recovery may be affected in the future.

Consumer loans are graded on a scale of 1 to 9. A description of the general characteristics of the 9 risk grades is as follows:

•
Risk Grades 1 - 5 (Pass) - Loans in this category generally show little to no signs of weakness or have adequate mitigating factors that minimize the risk of loss.  Some of the characteristics of these loans include, but are not limited to, adequate financial strength and stability, adequate cash flow, collateral with acceptable loan to value, additional repayment sources, and reliable earnings.

•
Risk Grade 6 (Special Mention) - An asset in this category is currently protected by collateral but has potential weaknesses that deserve management’s close attention. If left uncorrected, these potential weaknesses may result in the deterioration of the repayment prospects for the asset or in the Bank’s credit position at some future date.

•
Risk Grade 7 (Substandard) - A Substandard loan is inadequately protected by the current sound net worth and paying capacity of the debtor(s) or of the collateral pledged, if any. These credits have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. There is a distinct possibility the Bank will sustain some loss if the deficiencies are not corrected.

FIRST SOUTH BANCORP, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements (Unaudited)

LOANS (continued)

Credit Quality Indicators (continued)

•
Risk Grade 8 (Doubtful) - A loan graded in this category has all the weaknesses inherent in one graded Substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values highly questionable and improbable.

•
Risk Grade 9 (Loss) - A loan graded as Loss is considered uncollectible and of such little value that continuance as a bankable asset is not warranted. This grade does not mean that the loan has absolutely no recovery or salvage value, but rather it is not practical or desirable to defer writing off this basically worthless asset even though partial recovery may be affected in the future.

Mortgage loans are graded on a scale of 1 to 9. A description of the general characteristics of the 9 risk grades is as follows:

•
Risk Grades 1 - 5 (Pass) - Loans in this category generally show little to no signs of weakness or have adequate mitigating factors that minimize the risk of loss.  Some of the characteristics of these loans include, but are not limited to, adequate financial strength and stability, acceptable credit history, adequate cash flow, collateral with acceptable loan to value, additional repayment sources, and reliable earnings.

•
Risk Grade 6 (Special Mention) – Special Mention loans are currently protected by collateral but have potential weaknesses that deserve management’s close attention. If left uncorrected, these potential weaknesses may result in the deterioration of the repayment prospects for the asset or in the Bank’s credit position at some future date.

•
Risk Grade 7 (Substandard) - Substandard loans are inadequately protected by their net sound worth and paying capacity of the borrower(s). Loans so classified must have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected.

•
Risk Grade 8 (Doubtful) - Loans classified Doubtful have all the weaknesses inherent in those classified Substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently known facts, conditions, and values, highly questionable and improbable.

•
Risk Grade 9 (Loss) - Loans classified Loss are considered uncollectible and of such little value that their continuance as bankable assets is not warranted. This classification does not mean that the loan has absolutely no recovery or salvage value, but rather it is not practical or desirable to defer writing off this basically worthless asset even though partial recovery may be affected in the future.

FIRST SOUTH BANCORP, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements (Unaudited)

LOANS (continued)

The following tables present information on risk ratings of the commercial and consumer loan portfolios, segregated by loan class as of March 31, 2011 and December 31, 2010, respectively:

March 31, 2011
Commercial Credit Exposure by Internally Assigned Grade	Commercial Real Estate	Commercial Construction	Commercial Non-Real Estate	Commercial Unsecured
(In thousands)
1-Excellent	$-	$-	$-	$-
2-Above Average	-	-	-	-
3-Average	-	-	-	-
4-Acceptable	-	-	-	-
5-Watch	-	-	-	-
6-Special mention	-	-	-	-
7-Substandard	-	-	-	-
8-Doubtful	-	-	-	-
9-Loss	-	-	-	-

Total	$-	$-	$-	$-

March 31, 2011
Consumer Credit Exposure by Internally Assigned Grade	Consumer Real Estate	Home Equity Line of Credit	Consumer Non-Real Estate	Consumer Unsecured
(In thousands)

Pass	$-	$-	$-	$-
6-Special mention	-	-	-	-
7-Substandard	-	-	-	-
8-Doubtful	-	-	-	-
9-Loss	-	-	-	-

Total	$-	$-	$-	$-

March 31, 2011
Mortgage and Lease Receivable Credit Exposure by Internally Assigned Grade	Mortgage	Lease Receivable
(In thousands)
Pass	$-	$-
6-Special mention	-	-
7-Substandard	-	-
8-Doubtful	-	-
9-Loss	-	-

Total	$-	$-

FIRST SOUTH BANCORP, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements (Unaudited)

LOANS (continued)

December 31, 2010
Commercial Credit Exposure by Internally Assigned Grade	Commercial Real Estate	Commercial Construction	Commercial Non-Real Estate	Commercial Unsecured
(In thousands)

1-Excellent	$-	$-	$-	$-
2-Above Average	-	-	-	-
3-Average	-	-	-	-
4-Acceptable	-	-	-	-
5-Watch	-	-	-	-
6-Special mention	-	-	-	-
7-Substandard	-	-	-	-
8-Doubtful	-	-	-	-
9-Loss	-	-	-	-

Total	$-	$-	$-	$-

December 31, 2010
Consumer Credit Exposure by Internally Assigned Grade	Consumer Real Estate	Home Equity Line of Credit	Consumer Non-Real Estate	Consumer Unsecured
(In thousands)

Pass	$-	$-	$-	$-
6-Special mention	-	-	-	-
7-Substandard	-	-	-	-
8-Doubtful	-	-	-	-
9-Loss	-	-	-	-

Total	$-	$-	$-	$-

December 31, 2010
Mortgage and Lease Receivable Credit Exposure by Internally Assigned Grade	Mortgage	Lease Receivable
(In thousands)
Pass	$-	$-
6-Special mention	-	-
7-Substandard	-	-
8-Doubtful	-	-
9-Loss	-	-

Total	$-	$-

FIRST SOUTH BANCORP, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements (Unaudited)

LOANS (continued)

Following is a summary of activity in the allowance for credit losses for the periods indicated:

	March 31, 2011	December 31, 2010
(In thousands)
Allowance for credit losses at beginning of year	$-	$-
Provision for loan and lease losses	-	-
Provision for unfunded commitments	(-)	(-)

Loans charged-off:
Residential mortgage	(-)	(-)
Commercial real estate	(-)	(-)
Commercial construction	(-)	(-)
Commercial non-real estate	(-)	(-)
Commercial unsecured	(-)	(-)
Lease receivables	(-)	(-)
Consumer real estate	(-)	(-)
Home equity lines of credit	(-)	(-)
Consumer non-real estate	(-)	(-)
Residential mortgage	(-)	(-)
Total charge-offs	(-)	(-)

Recoveries of loans previously charged-off:
Residential mortgage	-	-
Commercial real estate	-	-
Commercial construction	-	-
Commercial non-real estate	-	-
Commercial unsecured	-	-
Lease receivables	-	-
Consumer real estate	-	-
Home equity lines of credit	-	-
Consumer non-real estate	-	-
Residential mortgage	-	-
Total recoveries	-	-

Net charge-offs	(-)	(-)

Allowance for credit losses at end of year	$-	$-

FIRST SOUTH BANCORP, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements (Unaudited)

 LOANS (continued)

The following table presents a roll forward of the Company’s allowance for loan and lease losses by loan category for the periods ended March 31, 2011 and December 31, 2010, respectively:

March 31, 2011
	Beginning				Ending
	Balance	Charge-Offs	Recoveries	Provisions	Balance
(In Thousands)
Allowance for collectively evaluated for impairment
Residential mortgage	$-	$-	$-	$-	$-
Commercial real estate	-	-	-	-	-
Commercial construction	-	-	-	-	-
Commercial non-real estate	-	-	-	-	-
Commercial unsecured	-	-	-	-	-
Lease receivables	-	-	-	-	-
Consumer real estate	-	-	-	-	-
Home equity lines of credit	-	-	-	-	-
Consumer non-real estate	-	-	-	-	-
Residential mortgage	-	-	-	-	-
Total	-	-	-	-	-

Allowance for individually evaluated for impairment
Residential mortgage	-	-	-	-	-
Commercial real estate	-	-	-	-	-
Commercial construction	-	-	-	-	-
Commercial non-real estate	-	-	-	-	-
Commercial unsecured	-	-	-	-	-
Lease receivables	-	-	-	-	-
Consumer real estate	-	-	-	-	-
Home equity lines of credit	-	-	-	-	-
Consumer non-real estate	-	-	-	-	-
Residential mortgage	-	-	-	-	-
Total	-	-	-	-	-

Grand Total	$-	$-	$-	$-	$-

FIRST SOUTH BANCORP, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements (Unaudited)

 LOANS (continued)

December 31, 2010
	Beginning				Ending
	Balance	Charge-Offs	Recoveries	Provisions	Balance
(In Thousands)
Allowance for collectively evaluated for impairment
Residential mortgage	$-	$-	$-	$-	$-
Commercial real estate	-	-	-	-	-
Commercial construction	-	-	-	-	-
Commercial non-real estate	-	-	-	-	-
Commercial unsecured	-	-	-	-	-
Lease receivables	-	-	-	-	-
Consumer real estate	-	-	-	-	-
Home equity lines of credit	-	-	-	-	-
Consumer non-real estate	-	-	-	-	-
Residential mortgage	-	-	-	-	-
Total	-	-	-	-	-

Allowance for individually evaluated for impairment
Residential mortgage	-	-	-	-	-
Commercial real estate	-	-	-	-	-
Commercial construction	-	-	-	-	-
Commercial non-real estate	-	-	-	-	-
Commercial unsecured	-	-	-	-	-
Lease receivables	-	-	-	-	-
Consumer real estate	-	-	-	-	-
Home equity lines of credit	-	-	-	-	-
Consumer non-real estate	-	-	-	-	-
Residential mortgage	-	-	-	-	-
Total	-	-	-	-	-

Grand Total	$-	$-	$-	$-	$-

FIRST SOUTH BANCORP, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements (Unaudited)

 LOANS (continued)

The following table sets forth information with respect to the Bank’s loan balances by loan category at the dates indicated.

March 31, 2011
	Beginning		Sales/		Transfers	Transfers b/w		Ending
	Balance	Originations	Repayments	Charge-Offs	To OREO	Evaluation Method	Other	Balance
(In thousands)
Collectively evaluated for impairment
Residential mortgage	$-	$-	$-	$-	$-	$-	$-	$-
Commercial real estate	-	-	-	-	-	-	-	-
Commercial construction	-	-	-	-	-	-	-	-
Commercial non-real estate	-	-	-	-	-	-	-	-
Commercial unsecured	-	-	-	-	-	-	-	-
Lease receivables	-	-	-	-	-	-	-	-
Consumer real estate	-	-	-	-	-	-	-	-
Home equity lines of credit	-	-	-	-	-	-	-	-
Consumer non-real estate	-	-	-	-	-	-	-	-
Residential mortgage	-	-	-	-	-	-	-	-
Total	-	-	-	-	-	-	-	-
Individually evaluated for impairment
Residential mortgage	-	-	-	-	-	-	-	-
Commercial real estate	-	-	-	-	-	-	-	-
Commercial construction	-	-	-	-	-	-	-	-
Commercial non-real estate	-	-	-	-	-	-	-	-
Commercial unsecured	-	-	-	-	-	-	-	-
Lease receivables	-	-	-	-	-	-	-	-
Consumer real estate	-	-	-	-	-	-	-	-
Home equity lines of credit	-	-	-	-	-	-	-	-
Consumer non-real estate	-	-	-	-	-	-	-	-
Residential mortgage	-	-	-	-	-	-	-	-
Total	-	-	-	-	-	-	-	-

Grand Total	$-	$-	$-	$-	$-	$-	$-	$-

FIRST SOUTH BANCORP, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements (Unaudited)

 LOANS (continued)

December 31, 2010
	Beginning		Sales/		Transfers	Transfers b/w		Ending
	Balance	Originations	Repayments	Charge-Offs	To OREO	Evaluation Method	Other	Balance
(In thousands)
Collectively evaluated for impairment
Residential mortgage	$-	$-	$-	$-	$-	$-	$-	$-
Commercial real estate	-	-	-	-	-	-	-	-
Commercial construction	-	-	-	-	-	-	-	-
Commercial non-real estate	-	-	-	-	-	-	-	-
Commercial unsecured	-	-	-	-	-	-	-	-
Lease receivables	-	-	-	-	-	-	-	-
Consumer real estate	-	-	-	-	-	-	-	-
Home equity lines of credit	-	-	-	-	-	-	-	-
Consumer non-real estate	-	-	-	-	-	-	-	-
Residential mortgage	-	-	-	-	-	-	-	-
Total	-	-	-	-	-	-	-	-
Individually evaluated for impairment
Residential mortgage	-	-	-	-	-	-	-	-
Commercial real estate	-	-	-	-	-	-	-	-
Commercial construction	-	-	-	-	-	-	-	-
Commercial non-real estate	-	-	-	-	-	-	-	-
Commercial unsecured	-	-	-	-	-	-	-	-
Lease receivables	-	-	-	-	-	-	-	-
Consumer real estate	-	-	-	-	-	-	-	-
Home equity lines of credit	-	-	-	-	-	-	-	-
Consumer non-real estate	-	-	-	-	-	-	-	-
Residential mortgage	-	-	-	-	-	-	-	-
Total	-	-	-	-	-	-	-	-

Grand Total	$-	$-	$-	$-	$-	$-	$-	$-

Exhibit I

Checkpoint Contents
Accounting, Audit & Corporate Finance Library
Standards and Regulations
FASB Codification
Codification
Assets
310 Receivables
310-40 Troubled Debt Restructurings by Creditors
310-40-50 Disclosure

Copyright © 2011 by Financial Accounting Foundation, Norwalk, Connecticut

310-40-50 Disclosure

Click here to link to 310-40-S50.

General Note: The Disclosure Section provides guidance regarding the disclosure in the notes to financial statements. In some cases, disclosure may relate to disclosure on the face of the financial statements.

General

> Creditor Disclosure of Troubled Debt Restructurings

50-1 As of the date of each balance sheet presented, a creditor shall disclose, either in the body of the financial statements or in the accompanying notes, the amount of commitments, if any, to lend additional funds to debtors owing receivables whose terms have been modified in **troubled debt restructurings**.

50-1A

Pending Content:

Transition Date: *December 15, 2010* | **Transition Guidance:** 310-10-65-2

For guidance on the disclosures about modifications of **financing receivables**, see paragraphs 310-10-50-31 through 50-34.

50-3 That exception shall be applied consistently for paragraph 310-10-50-15(a) and 310-10-50-15(c) to all loans restructured in a troubled debt restructuring that meet the criteria in the preceding paragraph.

> Loan Restructured Into Two (or More) Loan Agreements

50-5 When a loan is restructured in a troubled debt restructuring into two (or more) loan agreements, the restructured loans shall be considered separately when assessing the applicability of the disclosures in paragraphs 310-10-50-15(a) and 310-10-50-15(c), in years after the restructuring because they are legally distinct from the original loan. The creditor would continue to base its measure of loan impairment on the contractual terms specified by the original loan agreement in accordance with paragraphs 310-10-35-20 through 35-26 and 310-10-35-37.

Pending Content:

Transition Date: *December 15, 2010* | **Transition Guidance:** 310-10-65-2

When a loan is restructured in a troubled debt restructuring into two (or more) loan agreements, the restructured loans shall be considered separately when assessing the applicability of the disclosures in paragraph 310-10-50-15 in years after the restructuring because they are legally distinct from the original loan. The creditor would continue to base its measure of loan impairment on the contractual terms specified by the original loan agreement in accordance with paragraphs 310-10-35-20 through 35-26 and 310-10-35-37.

> Summary of Scope of Disclosure Requirements

50-6 See paragraph 310-10-50-20 for a table that summarizes the scope of the disclosure requirements in paragraph 310-10-50-15(a).

Pending Content:

Transition Date: *December 15, 2010* | **Transition Guidance:** 310-10-65-2

See paragraph 310-10-50-20 for a table that summarizes the scope of the disclosure requirements in paragraph 310-10-50-15.

50-7 [Paragraph Not Used]

© 2011 Thomson Reuters/RIA. All rights reserved.

Exhibit J

FFIEC 031 and 041 GLOSSARY

Transfers of Financial Assets (cont.):

Financial Assets Subject to Prepayment – Financial assets such as interest-only strips receivable, other beneficial interests, loans, debt securities, and other receivables, but excluding financial instruments that must be accounted for as derivatives, that can contractually be prepaid or otherwise settled in such a way that the holder of the financial asset would not recover substantially all of its recorded investment do not qualify to be accounted for at amortized cost. After their initial recording on the balance sheet, financial assets of this type must be subsequently measured at fair value like available-for-sale securities or trading securities.

Traveler's Letter of Credit: See "letter of credit."

Treasury Receipts: See "coupon stripping, Treasury receipts, and STRIPS."

Treasury Stock: Treasury stock is stock that the bank has issued and subsequently acquired, but that has not been retired or resold. As a general rule, treasury stock, whether carried at cost or at par value, is a deduction from a bank's total equity capital. For purposes of the Reports of Condition and Income, the carrying value of treasury stock should be reported (as a negative number) in Schedule RC, item 26.c, "Other equity capital components."

"Gains" and "losses" on the sale, retirement, or other disposal of treasury stock are not to be reported in Schedule RI, Income Statement, but should be reflected in Schedule RI-A, item 6, "Treasury stock transactions, net." Such gains and losses, as well as the excess of the cost over the par value of treasury stock carried at par, are generally to be treated as adjustments to Schedule RC, item 25, "Surplus."

For further information, see ASC Subtopic 505-30, Equity – Treasury Stock (formerly Accounting Research Bulletin No. 43, Chapter 1, Section B, as amended by APB Opinion No. 6, "Status of Accounting Research Bulletins").

Troubled Debt Restructurings: The accounting standards for troubled debt restructurings are set forth in ASC Subtopic 310-40, Receivables – Troubled Debt Restructurings by Creditors (formerly FASB Statement No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructurings," as amended by FASB Statement No. 114, "Accounting by Creditors for Impairment of a Loan"). A summary of these accounting standards follows. For further information, see ASC Subtopic 310-40.

A troubled debt restructuring is a restructuring in which a bank, for economic or legal reasons related to a borrower's financial difficulties, grants a concession to the borrower that it would not otherwise consider. The restructuring of a loan or other debt instrument (hereafter referred to collectively as a "loan") may include, but is not necessarily limited to: (1) the transfer from the borrower to the bank of real estate, receivables from third parties, other assets, or an equity interest in the borrower in full or partial satisfaction of the loan (see the Glossary entry for "foreclosed assets" for further information), (2) a modification of the loan terms, such as a reduction of the stated interest rate, principal, or accrued interest or an extension of the maturity date at a stated interest rate lower than the current market rate for new debt with similar risk, or (3) a combination of the above. A loan extended or renewed at a stated interest rate equal to the current interest rate for new debt with similar risk is not to be reported as a restructured troubled loan.

The recorded amount of a loan is the loan balance adjusted for any unamortized premium or discount and unamortized loan fees or costs, less any amount previously charged off, plus recorded accrued interest.

All loans whose terms have been modified in a troubled debt restructuring, including both commercial and retail loans, must be evaluated for impairment under ASC Topic 310, Receivables (formerly FASB Statement No. 114, "Accounting by Creditors for Impairment of a Loan," as amended). Accordingly, a bank should measure any loss on the restructuring in accordance with the guidance concerning impaired loans set forth in the Glossary entry for "loan impairment." Under ASC Topic 310, when

FFIEC 031 and 041 A-85 (9-10) GLOSSARY

FFIEC 031 and 041 GLOSSARY

Troubled Debt Restructurings (cont.):

measuring impairment on a restructured troubled loan using the present value of expected future cash flows method, the cash flows should be discounted at the effective interest rate of the original loan, i.e., before the restructuring. For a residential mortgage loan with a "teaser" or starter rate that is less than the loan's fully indexed rate, the starter rate is not the original effective interest rate. ASC Topic 310 also permits a bank to aggregate impaired loans that have risk characteristics in common with other impaired loans, such as modified residential mortgage loans that represent troubled debt restructurings, and use historical statistics along with a composite effective interest rate as a means of measuring the impairment of these loans.

See the Glossary entry for "nonaccrual status" for a discussion of the conditions under which a nonaccrual asset which has undergone a troubled debt restructuring (including those that involve a multiple note structure) may be returned to accrual status.

A troubled debt restructuring in which a bank receives physical possession of the borrower's assets, regardless of whether formal foreclosure or repossession proceedings take place, should be accounted for in accordance with ASC Subtopic 310-40. Thus, in such situations, the loan should be treated as if assets have been received in satisfaction of the loan and reported as described in the Glossary entry for "foreclosed assets."

Despite the granting of some type of concession by a bank to a borrower, a troubled debt restructuring may still result in the recorded amount of the loan bearing a market yield, i.e., an effective interest rate that at the time of the restructuring is greater than or equal to the rate that the bank is willing to accept for a new extension of credit with comparable risk. This may arise as a result of reductions in the recorded amount of the loan prior to the restructuring (e.g., by charge-offs). All loans that have undergone troubled debt restructurings and that are in compliance with their modified terms must be reported as restructured loans in Schedule RC-C, part I, Memorandum item 1. However, a restructured loan that is in compliance with its modified terms and yields a market rate need not continue to be reported as a troubled debt restructuring in this memorandum item in calendar years after the year in which the restructuring took place. *

A restructuring may include both a modification of terms and the acceptance of property in partial satisfaction of the loan. The accounting for such a restructuring is a two step process. First, the recorded amount of the loan is reduced by the fair value less cost to sell of the property received. Second, the institution should measure any impairment on the remaining recorded balance of the restructured loan in accordance with the guidance concerning impaired loans set forth in ASC Topic 310.

A restructuring may involve the substitution or addition of a new debtor for the original borrower. The treatment of these situations depends upon their substance. Restructurings in which the substitute or additional debtor controls, is controlled by, or is under common control with the original borrower, or performs the custodial function of collecting certain of the original borrower's funds, should be accounted for as modifications of terms. Restructurings in which the substitute or additional debtor does not have a control or custodial relationship with the original borrower should be accounted for as a receipt of a "new" loan in full or partial satisfaction of the original borrower's loan. The "new" loan should be recorded at its fair value.

A credit analysis should be performed for a restructured loan in conjunction with its restructuring to determine its collectibility and estimated credit loss. When available information confirms that a specific restructured loan, or a portion thereof, is uncollectible, the uncollectible amount should be charged off against the allowance for loan and lease losses at the time of the restructuring. As is the case for all loans, the credit quality of restructured loans should be regularly reviewed. The bank should periodically evaluate the collectibility of the restructured loan so as to determine whether any additional amounts should be charged to the allowance for loan and lease losses or, if the restructuring involved an asset other than a loan, to another appropriate account.

FFIEC 031 and 041 A-86 (9-10) GLOSSARY